

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2024

Kristopher R. Westbrooks
Executive Vice President and Chief Financial Officer
Metallus Inc.
1835 Dueber Avenue SW
Canton, Ohio 44706

> **Re: Metallus Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **Filed February 28, 2024**
> **Form 8-K Furnished November 7, 2024**
> **File No. 001-36313**

Dear Kristopher R. Westbrooks:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K Furnished November 7, 2024

Exhibit 99.1, page 10

1.   We note that in your presentation of the non-GAAP measures, you have adjustments for business transformation costs and IT transformation costs. Please remove these adjustments from your non-GAAP financial measures in future filings or further explain to us the nature of each of these costs and tell us why you believe they do not represent normal, recurring operating expenses. Refer to Question 100.01 of the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stephany Yang at 202-551-3167 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing